August 1, 2024

Steven Tomsic
Chief Financial Officer
Fox Corp
1211 Avenue of the Americas
New York, New York 10036

       Re: Fox Corp
           Form 10-K for the Fiscal Year Ended June 30, 2023
           File No. 001-38776
Dear Steven Tomsic:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology